Exhibit 99.5

TEPF Asset Disposals

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, December 19, 2011 - Total Signs Agreements to Sell Six Producing Assets in France to the Vermilion Group.

Total announced today that it has finalized agreements with Vermilion Exploration SAS and Vermilion Pyrénées SAS to divest six producing assets in France. The assets concerned, which account for 0.15% of Total’s global production, are being transferred to an operator with recognized expertise in mature fields.

The agreement with Vermilion covers the sale of Total’s interests in the Itteville (78.7%), Vert-le-Grand (90.05%), Vert-le-Petit (100%), La Croix Blanche (100%) and Dommartin Lettrée (57%) licenses in the Paris basin, as well as the Vic Bilh (73%) license in southwestern France. Vermilion already holds interests in the Itteville, Vert-le-Grand and Vic Bilh licenses and will own 100% of them when the transaction is finalized.

In 2010, the licenses represented equity production for Total of around 3,500 barrels of oil equivalent per day. These assets are mature fields. Vermilion has a long-established presence in France and its operational experience will enable it to optimize residual production.

The divestments are part of Total’s ongoing process of optimizing its upstream portfolio to focus its internal resources on as-yet undeveloped resources having a better strategic fit with its size and expertise.

Operatorship and production rights for these licenses are expected to be transferred in January 2012. The acreage itself will be transferred after the authorities have approved the corresponding applications, which is expected to take place within 15 months.

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Total in France at a Glance

•    35,000 employees accounting for 38% of Total’s workforce

•    100,000 indirect jobs

•    166 plants

•    4,200 service stations

•    19% share of the retail fuel market

•    €1 billion in capital expenditure in 2010

•    €800 million of taxes paid in France

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com